Contact

www.linkedin.com/in/philip-dembo-6a3b0643 (LinkedIn)

Top Skills

Strategy
Organizational Development
Performance Improvement

Philip Dembo

Impact Engine Group LLC
St Louis, Missouri, United States

Summary

Impact Engine Group LLC is the vision of a group of leaders in the area of Coaching elite performance and elevating the human experience. Together we are partnering and blending our efforts to reach our global community with the intention, skill and experience necessary that elevates our individual and collective experience.

Through our coaching, consultation, programming, and productions....
........we plan to power the impact that demands the change.

Experience

Impact Engine Group
Co-Founder
November 2022 - Present (7 months)
Los Angeles, Denver, St Louis

Kavana Health
4 years

Chairman Of The Board
January 2019 - December 2022 (4 years)
Oklahoma City, Oklahoma Area

Chief Strategy Officer (CSO)
January 2019 - May 2020 (1 year 5 months)
Oklahoma City, Oklahoma Area

Life Strategies Coaching and Consulting
Professional Coach, Public Speaking and Author
1979 - December 2022 (43 years)

I coach clients in to grow and better their life experience. My expertise is in all forms of relationships from the one you have with yourself to personal, family and work. I also perform workshops and seminars on all related topics.

I am a published author, have a radio show and am booked as an expert on television.

Kavana Enterprises Inc

1 year 7 months

Chief Strategy Officer (CSO)
November 2018 - May 2020 (1 year 7 months)
Oklahoma City, Oklahoma Area

After 38 years as a Professional Performance and founder of Life Strategies LLC, I feel blessed with the opportunity to create strategies in the new and emerging industry of industrial hemp and CBD and all the possibilities to add value to the health of the world we live in. "Kavana Partners LLC...connecting people for a healthier world".

Chief Strategy Officer (CSO)
November 2018 - May 2020 (1 year 7 months)
Oklahoma City, Oklahoma Area

Life Strategies LLC
Founder/Professional Performance coach
November 1990 - January 2019 (28 years 3 months)
Greater Los Angeles Area/ Seattle Wa

I work with clients ranging from CEO's to Professional Athletes elevating their performance through individualized strategic planning and implementation.

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Education

University of Illinois at Urbana-Champaign
Counseling Psychology · (1975 - 1981)